TRICO MARINE SERVICES, INC.
EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)
							Six months ended June 30,

		Years ended December 31,

		1996	1997	1998	1999 (1)	2000 (2)	2001

	Net income (loss)	$9,974	$35,299	$25,280	$(33,410)	$(12,722)	$7,409
	Amortization of capitalized interest	-	8	33	138	150	75
	Extraordinary item, net of taxes	917	-	-	1,830	(715)	-
	Income tax expense (benefit)	5,814	18,982	11,804	(15,785)	(5,332)	3,420

	Earnings (loss) from continuing
	operations before income taxes and amortization of capitalized interest	$16,705	$54,289	$37,117	$(47,227)	$(18,619)	$10,904

	Fixed charges
	Interest on long-term debt expensed	$2,282	$7,994	$27,696	$31,987	$29,883	$13,319
	Interest on long-term debt capitalized	-	421	3,271	1,206	-	-
	Amortization of deferred
	financing costs	197	372	1,784	1,632	1,388	670
	Estimated portion of rental expense
	attributable to interest	18	15	60	72	65	38

	Total fixed charges	$2,497	$8,802	$32,811	$34,897	$31,336	$14,027

	Earnings (loss) from continuing
	operations before income taxes and amortization of capitalized interest plus fixed charges, except interest capitalized	$19,202	$62,670	$66,657	$(13,536)	$12,717	$24,931

	Ratio of earnings to fixed charges	7.7	7.1	2.0	-	-	1.8

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.
(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.